Mail Stop 4720
                                                              October 9, 2018

John Pollock
Chairman of the Board, Chief Executive Officer
Financial Gravity Companies, Inc.
800 N. Watters Road
Suite 120
Allen, TX 75013

       Re:     Financial Gravity Companies, Inc.
               Amendment No. 3 to Registration Statement on Form S-1 Filed September 24, 2018
               File No. 333-220505

Dear Mr. Pollock:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Please clarify which of the OTC Markets your common stock is traded on.

Risk Factors
Effectiveness of Disclosure Controls and Procedures; Effectiveness of Internal..., page 10

2. We note the new disclosure in response to comment 2 that the Company has a limitation on staffing "requiring specialized outside accounting assistance to implement additional procedures that are effective, and another review to the process, to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them." Please clarify whether this "specialized outside accounting assistance" is something you've been receiving that needs additional effective procedures implemented or whether it is part of a future solution or something else. Please revise to further clarify what has been
 John Pollock
Financial Gravity Companies, Inc.
October 9, 2018
Page 2

   detected to be problematic or contributing to the ineffectiveness and what is determined to be a response to such matters.

3. We also note the new disclosure that the Company has implemented processes to improve
   DCP and ICFR and address any material weaknesses that require involvement of "leadership team" members in check disbursements. Please clarify who is part of the
   leadership team or how this group is defined.

4. Disclosure in this risk factor also indicates that "though adequate processes are in place and functioning, subsequent reviews are deemed necessary to identify unauthorized transactions."
   Please clarify why your processes are adequate if subsequent reviews are needed to identify unauthorized transactions.

Management's Discussion and Analysis of Financial Condition... page 24

5. You appear to have removed your discussion relating to completed fiscal years covered by the annual financial statements included in your filing. Please amend your registration statement to ensure that your MD&A covers all required periods.

Executive Compensation, page 32

6. We note the revised disclosure in response to comment 9. Please expand to disclose the aggregate grant date fair value of the option awards. Refer to Item 402(n)(2)(vi).


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3765 with any questions.

                                                           Sincerely,

                                                           /s/ Pamela Long

                                                           Pamela Long
                                                           Assistant Director
                                                           Office of Financial
Services
 John Pollock
Financial Gravity Companies, Inc.
October 9, 2018
Page 3


cc:    Chase Chandler